EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report on the consolidated financial statements dated March 27, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to lawsuits related to alleged patent infringement and alleged misappropriation of trade secrets) of Monolithic Power Systems, Inc. (the “Company”), and our report on internal control over financial reporting dated March 27, 2006 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of Monolithic Power Systems, Inc. for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

San Jose, California

February 6, 2007